LEGACY EDUCATION ALLIANCE, INC.

1490 N.E. Pine Island Road, Suite 5D

Cape Coral, Florida 33909

September 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blaise Rhodes and Rufus Decker

RE:	Legacy Education Alliance, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 31, 2022

File No. 000-55790

Ladies and Gentlemen:

On behalf of Legacy Education Alliance, Inc. (the “Company”), this is written in response to your letter dated August 10, 2022, regarding the Company’s filing referenced above. Our response is keyed to the comment in your letter.

SEC Comment

Form 10-K for Fiscal Year Ended December 31, 2021

Financial Statements, page F-1

1.	Please amend your Form 10-K to also include an audit report that covers your consolidated balance sheet as of December 31, 2020 and your consolidated statements of operations and comprehensive income, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes. Refer to Rule 8-02 of Regulation S-X.

Company Response

The Company intends to file an amendment to the above-referenced Annual Report on Form 10-K (the “Amendment”) to so include an audit report that covers the Company’s consolidated balance sheet as of December 31, 2020 and its consolidated statements of operations and comprehensive income, changes in stockholders’ deficit, and cash flows for the year then ended, and the related notes (the “Audit Report”). The Company is currently working with its former auditors to obtain the Audit Report and it expects to file the Amendment on or prior to September 16, 2022.

Please do not hesitate to contact the undersigned at (239) 542-0643 with any questions or further comments you have regarding the Form 10-K, the proposed Amendment or if you wish to discuss the above response.

Sincerely,

/s/ Barry Kostiner
Interim Chief Executive Officer